UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share, and the
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.

Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William J. Grant, Jr.	Hal J. Leibowitz
Russell L. Leaf	Susan W. Murley
Adam M. Turteltaub	Lia Der Marderosian
Willkie Farr & Gallagher LLP	Wilmer Cutler Pickering Hale and Dorr LLP
787 Seventh Avenue	60 State Street
New York, New York 10019	Boston, MA 02109
Telephone: (212) 728-8000	Telephone: (617) 526-6000
Facsimile: (212) 728-8111	Facsimile: (671) 526-5000

☐                          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 15, 2009, by Sepracor Inc., a Delaware corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the cash tender offer by Aptiom, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan, to purchase all of the Company’s outstanding Shares at a price of $23.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated September 15, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs to the end of Item 8:

“(m)       Expiration of the Initial Offering Period; Subsequent Offering Period

Parent and the Company announced on October 14, 2009 that the initial offering period had expired and that Merger Sub has accepted for payment all of the Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the expiration of the initial offering period.  According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of the day on Tuesday, October 13, 2009, a total of approximately 86,913,744 shares of Company common stock were validly tendered and not properly withdrawn in the initial offering period (excluding Shares tendered through notices of guaranteed delivery), representing approximately 78.2% of all outstanding shares of Company common stock.

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Parent also announced that Merger Sub has commenced a subsequent offering period for all of the remaining untendered shares of Company common stock that will expire at 5:00 p.m., New York City time, on October 19, 2009, unless extended.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.

(a)(13)	Press Release issued by the Company and Parent dated October 14, 2009.*

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

	By:	/s/ Andrew I. Koven

	Name:	Andrew I. Koven
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: October 14, 2009

Index to Exhibits

Exhibit No.

(a)(13)	Press Release issued by the Company and Parent dated October 14, 2009.*

* Filed herewith.